Exhibit 99.2

VIA EMAIL

August 25, 2022

To:
RADA Electronic Industries Ltd. 7 Giborei Israel Street
Netanya, Israel
Attention:	Dov Sella, Chief Executive Officer
Avi Israel, Chief Financial Officer
Email:	dubi.sella@rada.com
avi.i@rada.com

Re: Certain Waivers to and Amendments of the Agreement and Plan of Merger

Reference is made to (i) that certain Agreement and Plan of Merger dated as of June 21, 2022, by and among RADA Electronic Industries Ltd. (the “Company”), Leonardo DRS, Inc. (“Parent”), and Blackstart Ltd (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”) (the “Merger Agreement”) and (ii) that certain waiver letter dated as of July 21, 2022, by and among the Company, Parent and Merger Sub. Capitalized terms used and not expressly defined herein shall have the respective meanings assigned to them in the Merger Agreement.

1.	ILA Approval

Parent and the Company continue to work to prepare and file an application to obtain the ILA Approval. The Parties hereby agree pursuant to Section 9.2(a) of the Merger Agreement to extend the period for the filing of the application to obtain the ILA Approval under Section 6.6(h)(iii) of the Merger Agreement to October 31, 2022.

2.	Investment Center Approval

Due to recent changes of the procedures of the Investment Center, approval of the Investment Center is no longer required and such requirement has been replaced by a requirement to notify the Investment Center of the Closing of the Merger within a reasonable time thereafter, accompanied by a confirmation by an Israeli attorney that the Closing has occurred, and a copy of the Companies Registrar’s updated record reflecting that the Company is wholly owned by Parent. Parent must also provide a declaration that it is familiar with the terms of the Company’s Investment Center grant letter(s) and that Parent undertakes to comply with such terms and the terms of the Encouragement of Capital Investments Law, 5719-1959 and the regulations enacted pursuant thereto. In light of the above, the Parties have agreed pursuant to Section 9.2(a) of the Merger Agreement to make the following amendments to the Merger Agreement:

A.
The term “Investment Center Approval” shall mean the notice provided by the Parent to the Investment Center regarding the change in ownership of the Company effected by the Merger, together with all the documents and declarations that are required to be submitted therewith.

B.	The period for filing of the Investment Center Approval required under Section 6.6(h)(i) of the Merger Agreement shall be extended until no later than thirty (30) days following the Closing Date.

In addition to the Investment Center Approval, the Parties agree that the Company shall, within five (5) days of the date hereof, file a preliminary notice to the Investment Center informing it of the expected change of control (the “Preliminary Notice”).

Further, contingent upon written confirmation that the Company has submitted the Preliminary Notice, in accordance with Section 9.2(a) of the Merger Agreement Parent and Merger Sub hereby waive the requirement set forth in Section 7.2(f) of the Merger Agreement.

3.	Stock Exchange Listing of Parent Common Stock

Pursuant to Section 9.2(a) of the Merger Agreement, the Parties hereby agree to amend and restate the following sections of the Merger Agreement (such amendments indicated by double-underlined text) as set forth below:

A.	Section 5.4(a) of the Merger Agreement is hereby amended and restated as follows:

Governmental Filings; No Violations. Other than the (i) filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) Approvals under applicable Antitrust Laws and applicable foreign investment Laws, (iii) filings and other Approvals as may be required under the Exchange Act, the Securities Act or Israeli Securities Law, (iv) filings and other Approvals as may be required to be made with NASDAQ, the NYSE and/or TASE, (v) Approvals under state securities, takeover and “blue sky” Laws, (vi) CFIUS Approval, (vii) Approval by the

U.S. Department of State, (viii) Approval by the DCSA and (ix) the IIA Notice (collectively, the “Parent Approvals”), no Approvals are required to be made by Parent or Merger Sub with, nor are any required to be made or obtained by Parent or Merger Sub with or from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Transactions or in connection with the continuing operation of the business of Parent and its Subsidiaries following the Effective Time, except as would not, individually or in the aggregate, reasonably be expected to have, a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the Transactions

B.	Section 6.9 of the Merger Agreement is hereby amended and restated as follows:

Stock Exchange Listing and Delisting. Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on (i) the NASDAQ or the NYSE and (ii) the TASE (in accordance with the Dual Listing Arrangement), subject to official notice of issuance, prior to the Closing Date. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of the NASDAQ and the TASE to enable the delisting by the Surviving Corporation of the Company Ordinary Shares from the NASDAQ and the TASE and the deregistration of the Company Ordinary Shares under (a) the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten days after the Effective Time and (b) the Israeli Securities Law (and the regulations promulgated thereunder) at the Effective Time.

C.	Section 7.1(b) of the Merger Agreement is hereby amended and restated as follows:

NASDAQ or NYSE Listing. The shares of Parent Common Stock issuable to the holders of Company Ordinary Shares pursuant to this Agreement shall have been authorized for listing on NASDAQ or the NYSE upon official notice of issuance.

D.	Annex A of the Merger Agreement is hereby amended to add the following definition.

“NYSE” means The New York Stock Exchange.

4.	Procedures for Surrender

Pursuant to Section 9.2(a) of the Merger Agreement, the Parties hereby agree to amend and restate Section 3.2(b) of the Merger Agreement (such amendments indicated by double-underlined text) as follows:

(b) With respect to Book-Entry Shares not held through DTC (each, a “Non DTC Book-Entry Share”), as promptly as reasonably practicable after the Effective Time (but no later than the third (3rd) Business Day thereafter), the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of a Non-DTC Book-Entry Share (i) a notice advising such holders of the effectiveness of the Merger, (ii) a Letter of Transmittal and a statement reflecting the number of whole shares of Parent Common Stock, if any, that such holder is entitled to receive pursuant to Article II in the name of such holder of Non-DTC Book-Entry Shares, including instructions for identifying the deposit account through which such Non-DTC Book-Entry Shares are held, and (iii) a duly completed and validly executed declaration and/or Valid Tax Certificate (or such other forms as may be required under any applicable Tax Law, the 104H Tax Ruling, and the 104H Interim Ruling, and each in such form as may be reasonably requested by the Exchange Agent, or such forms as prescribed in the Withholding Tax Ruling) in which the holder of record of each such Non-DTC Book-Entry Share provides certain information necessary for the Exchange Agent to determine whether any amounts need to be withheld from the consideration payable or otherwise deliverable to such holder hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling), and (iv) a check in the amount (subject to the provisions of Section 3.8) of any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to this Article III.

5.	Miscellaneous

Except as expressly provided in this letter, no amendment or waiver is made as to any provision of the Merger Agreement or any of the documents referenced to therein. Except as expressly set forth herein, all obligations of the Parties under the Merger Agreement remain in full force and effect.

Please indicate your assent to the terms of this letter by signing and returning a counterpart hereof via email at which time it will become a binding instrument governed by and construed in accordance with the internal Laws of the State of Delaware.

[Signature Page Follows]

LEONARDO DRS, INC.

By	/s/ Michael D. Dippold
Name: Michael D. Dippold
Title: Executive Vice President, Chief Financial Officer and Treasurer

BLACKSTART LTD

By:	/s/ Mark A. Dorfman
Name: Mark A. Dorfman
Title: Director

ACCEPTED AND AGREED:

RADA ELECTRONIC INDUSTRIES LTD.

By:	/s/ Dov Sella
Name: Dov Sella
Title: CEO

By:	/s/ Avi Israel
Name: Avi Israel
Title: CFO

cc:	Christopher Giordano (christopher.giordano@us.dlapiper.com)
Jon Venick (jon.venick@us.dlapiper.com)
Sarit Molcho (saritm@friedman.co.il)

Scott D. Miller (MILLERSC@sullcrom.com)
Ran Hai (ranh@herzoglaw.co.il)
Nir Dash (dashn@herzoglaw.co.il)